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WRITER’S DIRECT LINE

+852.3551.8690

WRITER’S EMAIL

ning.zhang@morganlewis.com

November 22, 2022

VIA EDGAR

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Ms. Erin Purnell

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited (CIK No. 1895597)

Registration Statement on Form F-1 (File No. 333-265756)

Dear Ms. Cheng, Mr. James, Mr. Ecker and Ms. Purnell:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 10, 2022 on the Company’s amendment No. 5 to the registration statement on Form F-1 initially filed on November 3, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 6 (“Amendment No. 6”) to the Registration Statement via EDGAR to the Commission.

The Company respectfully advises the Staff that, subject to market conditions, it plans to commence the road show for the proposed offering on or about December 12, 2022. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Abu Dhabi  Almaty  Astana  Beijing  Boston  Brussels  Century City   Chicago  Dallas  Dubai  Frankfurt  Hartford  Hong Kong  Houston  London  Los Angeles  Miami

New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Seattle  Shanghai  Silicon Valley  Singapore  Tokyo Washington, DC  Wilmington

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 6 where the language addressing a particular comment appears.

General

1.

Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

In response to the Staff’s comment, the Company has revised the disclosure on cover page of the Amendment No.6 to clarify that the offering is contingent upon Nasdaq’s approval.

2.

We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 46 of the Amendment No.6.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By: /s/ Ning Zhang

            Ning Zhang

            Partner

cc:     Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited

Chaowei Yan, Chief Financial Officer, Intchains Group Limited

Mr. Howard Leung, Mazars USA LLP

Mr. Lawrence Venick, Loeb & Loeb LLP

Ms. Louise L. Liu, Morgan, Lewis & Bockius

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